Rachel Barnett   rachel.barnett@iextrading.com   Investors Exchange, LLC
Chief Legal Officer   iextrading.com   3 World Trade Center, 58th Floor
                                                          New York, NY 10007

 

March 31, 2022

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: <u>Investors' Exchange LLC – Amendment No. 38 to Form 1 Application for
Registration as a National Securities Exchange Pursuant to Section 6 of
the Securities Exchange Act of 1934</u>

Division of Trading and Markets:

Enclosed for your review is Amendment No. 38 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

Exhibit F
Addendum F-16 IEX User Agreement Addendum to Permit Investor Disclosure

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addendum currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

Rachel Barnett

—99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Jeanette Jackson, Division of Trading and Markets; Marlene Olsen, Division of Trading and Markets

---

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY):
03/31/22 | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

    3 World Trade Center, 58th Floor, New York, NY 10007

    22000899

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

    (646) 343-2000   (646) 365-6862

    (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

    Rachel Barnett   Chief Legal Officer   (646) 343-2000

    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

    Rachel Barnett, Chief Legal Officer

    3 World Trade Center, 58th Floor, New York, NY 10007

7. Provide the date applicant's fiscal year ends: 12/31/21

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

    (a) Date (MM/DD/YY): 05/13/14   (b) State/Country of formation: Delaware/United States of America

    (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 03/31/2022   Investors' Exchange LLC
      (MM/DD/YY)   (Name of applicant)

By: _Rachel Barnett_ DocuSigned by: Rachel Barnett, Chief Legal Officer
        99E3C164A5A34F4...
    (Signat   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____
                                    (Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ S tate of _____

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, Investors' Exchange LLC is making this filing without notarization.

4

Investors' Exchange LLC

Date of filing: March 31, 2022

Date as of which the information is accurate: March 31, 2022

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**

3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Subscriber Agreement and Forms.

Addendum F-11 has been retired.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

 

USER AGREEMENT ADDENDUM TO PERMIT INVESTOR DISCLOSURE

This User Agreement Addendum to Permit Investor Disclosure (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between Investors' Exchange LLC (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes the Exchange to disclose certain information to the Investor (as defined below) referenced below.

An executed version of this Addendum and any other requested documents can be delivered to the Exchange via email to marketops@iextrading.com or postal mail to:

>Investors' Exchange LLC
>Attn: Market Operations
>3 World Trade Center, 58th Floor
>New York, NY 10007

TERMS OF ADDENDUM

Whereas, the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange, agree as follows:

1. Section 10(b) "Disclosure" of the User Agreement shall be amended to add the following additional paragraph immediately after the last paragraph thereof: "Notwithstanding Section 10(a) or the foregoing in this Section 10(b), User consents to the Exchange's disclosure of any information pertaining to the undersigned customer of User (the "Investor") directly to such Investor, which information includes such Investor's orders, trades, messages, instructions entered or executed and any metrics and analysis generated by the Exchange in connection therewith; provided that User agrees to provide to the Exchange in FIX tag 8484, a unique identifier representing the Investor on whose behalf it is sending the order to the Exchange. The unique identifier shall be in the format as set forth in the Investors Exchange FIX Specification."

2. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference and shall remain unchanged and in full force and effect.

Investor ID (FIX Tag 8484 Value) ➡

 

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Investors' Exchange LLC   User: _____

Signature:_____   Signature: _____

Printed Name:_____   Printed Name: _____

Title:_____   Title: _____

                                                          Date: _____

Acknowledged and agreed:

Investor: _____

Signature: _____

Printed Name: _____

Title: _____